Listed TSX NYSE	Share Symbol CCO CCJ	web site address: www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Reports Lower Net Earnings in First Quarter

Saskatoon, Saskatchewan, Canada, April 29, 2005 . . . . . . . . . . . . . . .

Cameco Corporation today reported its financial results for the first quarter ended March 31, 2005. All numbers in this release are in Canadian dollars, unless otherwise stated.

While revenue increased 64% to $216 million in the quarter over the same period a year ago, net earnings declined 33% to $26 million or $0.15 per share. Revenue was boosted by the full consolidation of the Kumtor mine and a full quarter of production at the Boroo mine, both owned by Centerra Gold Inc. Higher realized prices in Cameco’s uranium, conversion and gold businesses were more than offset by a decline in earnings from Bruce Power due to increased amortization and higher costs from scheduled outages. Corporate administration and exploration costs also increased, year over year. Cash from operations in the first quarter of 2005 was $84 million compared to $46 million in the first quarter of 2004.

Quarterly results are not necessarily a good indicator of annual results because of a number of factors including the uneven timing of uranium deliveries and scheduled outages at Bruce Power.

“The nuclear energy business is expanding globally and we continue to see positive long-term pricing trends for uranium and a bright future for all our nuclear businesses,” said Jerry Grandey, Cameco’s president and chief executive officer. “We are solidly positioning the company to take advantage of the significant opportunities available to us.”

In the uranium business, Cameco began construction at the Cigar Lake uranium mine in Saskatchewan and continued to make progress at the Inkai project in Kazakhstan in the first quarter. Together the two new mines will add more than 40% to Cameco’s current uranium production capacity by the end of the decade.

In the conversion business, Cameco signed a deal with British Nuclear Fuels plc that increases our UF6 conversion capacity by 40%.

In the nuclear generation business, Bruce Power reached a tentative agreement with the Ontario provincial negotiator for the restart of its remaining two reactors, which is currently under consideration by the Ontario government. This transaction will increase Bruce Power’s capacity by more than 30% if approved by the province and final agreements are completed.

First Quarter 2005

	Three	Three
	Months	Months
	Ended	Ended	%
Financial Highlights	Mar. 31/05	Mar. 31/04	Change
Revenue ($ millions)	216	132	64
Earnings from operations ($ millions)	15	8	88
Cash provided by operations ($ millions)	84	46	83
Net earnings ($ millions)	26	39	(33)
Earnings per share ($) basic	0.15	0.23	(35)
Earnings per share ($) diluted	0.15	0.22	(32)

Total costs for administration, exploration, interest and other were about $34 million in the first quarter of 2005, $13 million higher than in the same period a year earlier. Administration costs increased by $9 million due to higher costs in operating Centerra as an independent entity, higher charges for stock compensation due to higher share prices and higher expenditures for regulatory compliance, particularly with regard to internal controls.

Exploration expenditures rose by $6 million to $11 million, as there was increased exploration activity in the gold and uranium businesses.

The effective tax rate decreased to 22% in the first quarter from 28% in the same period of 2004 due to a higher proportion of income being earned in jurisdictions with favourable tax rates relative to Canada.

Earnings from operations were $15 million in the first quarter of 2005 compared to $8 million in 2004. The aggregate gross profit margin increased to 22% from 21% in 2004.

Uranium revenue rose by 7% to $78 million, as improving prices were partially offset by a 7% decline in deliveries. The timing of deliveries can vary significantly from quarter to quarter. Cameco’s average realized price for uranium increased 15% to $18.18 per pound of uranium compared to the first quarter of 2004. Spot prices ended the quarter at a 22-year high of $22.50 (US) per pound and are currently at $24.00 (US).

Conversion revenue was steady at $26 million in the quarter while earnings before taxes increased to $9 million from $7 million in the period one year ago. Most conversion sales are at fixed prices under older contracts which were signed when prices were much lower. The company has not yet fully benefited from the significant increase in UF6 spot prices that has occurred during 2004 and 2005.

At Bruce Power, pre-tax earnings attributable to Cameco were $29 million in the first quarter compared to $46 million in the same period last year. Output increased slightly to 8.2 terawatt hours while the capacity factor edged higher to 81% from 80%. Operating costs were $63 million higher at $313 million in the quarter, primarily due to maintenance costs related to planned shutdowns and higher amortization costs following the restart of two A reactors.

Revenue from Centerra rose sharply to $113 million in the quarter compared to the same period in 2004 while gross profit more than doubled to $27 million. The increase was due to the full consolidation of Kumtor’s results and to a full quarter of production from the Boroo mine. With its 53% interest in Centerra, Cameco fully consolidates the results of Centerra’s Kumtor and Boroo mines. Previously, Cameco proportionately consolidated its one-third interest in Kumtor, while Boroo did not begin commercial production until March 1, 2004. Gross profit benefited from an increase in realized price of 14% to $417 (US) per ounce in the first quarter due to greater exposure to increased spot prices. This was offset by less production at Kumtor as lower grade ore was processed.

Outlook for 2005

In 2005, consolidated revenue is expected to grow by about 15% over 2004 due to increases in the uranium and gold businesses. On a consolidated basis, the gross profit margin is projected to improve from the 23% reported in 2004.

In the uranium business, revenue is likely to be significantly higher due to a stronger realized price and increased volumes. About 45% of the uranium sales deliveries are expected to occur in the fourth quarter. Revenue from the conversion business is likely to be marginally higher than in 2004 due to an expected 5% increase in the average realized selling price, largely offset by lower deliveries.

Bruce Power results in 2005 are anticipated to decline moderately from 2004 due to increased costs related to higher depreciation and amortization on the recently restarted A units, higher outage costs and higher fuel costs.

Revenue in the gold business is expected to be higher due primarily to a full year of consolidating the results from Kumtor. In 2005, gross profits from gold are projected to be similar to 2004. The benefit of the increase in revenue is likely to be offset by a reduced gross profit margin as a result of lower grades at Kumtor.

Administration and exploration costs are projected to be about 35% greater than in 2004. The increase in administration costs reflects higher charges for stock compensation, Centerra and regulatory compliance. Exploration costs will increase due to greater activity in both the uranium and gold businesses.

For 2005, the effective consolidated tax rate is expected to be in the range of 15% to 20%.

Outlook for Second Quarter 2005

Consolidated revenue in the second quarter of 2005 is expected to be about 50% higher than in the first quarter of 2005 due primarily to increased deliveries in the uranium business. Earnings from Bruce Power are expected to be significantly lower than in the first quarter of 2005 as the result of higher costs caused by outages and an expected lower realized price. Consequently, consolidated earnings for the second quarter of 2005 are expected to be only moderately higher than those of the first quarter.

Conference Call

Cameco invites you to join its first quarter conference call on Monday, May 2, 2005 from 10:30 a.m. to 11:30 a.m. Eastern time (8:30 a.m. to 9:30 a.m. Saskatoon time).

The call will be open to all investors and the media. Members of the media will be invited to ask questions at the end of the call. To join the conference call please dial (416) 695-6120 or (800) 766-6630 (Canada and US). An audio feed of the call will be available on the Web site at www.cameco.com. See the link on the home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our Web site, www.cameco.com, shortly after the call, and

•	on post view until midnight on Monday, May 16, 2005 by calling (416) 695-5275 or (888) 509-0082.

Additional Information

Additional information on Cameco, including its annual information form, is available on SEDAR at www.sedar.com and the company’s Web site at www.cameco.com.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer as well as a significant supplier of conversion services. The company’s competitive position is based upon its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company is a partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America, Australia and Asia, and holds a majority interest in Centerra Gold Inc., a leading North American-based gold producer.

- End -

For further information:

Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

For a more detailed discussion of Cameco’s first quarter results, see the management’s discussion and analysis following this news release.

First Quarter Management’s Discussion and Analysis

The following discussion of the financial condition and operating results of Cameco Corporation should be read in conjunction with the unaudited consolidated financial statements and notes for the period ending March 31, 2005, as well the audited consolidated financial statements for the company for the 12 months ended December 31, 2004 and management’s discussion and analysis of the audited financial statements, both of which are included in the 2004 annual report and annual information form. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2004 annual report and annual information form are available at www.cameco.com.

The following is a summary of the key sections of this MD&A:

•	Highlights of the quarter

•	Consolidated financial results

•	Consolidated outlook for 2005 and the second quarter

•	Business segment results and outlook (uranium, conversion, nuclear electricity and gold)

•	Nuclear industry developments

•	Liquidity and capital resources

•	Other items

HIGHLIGHTS

•	Net earnings down due to reduced Bruce Power earnings and higher administration and exploration costs

•	Cameco adds 40% in UF6 conversion capacity with British Nuclear Fuels agreement

•	Cameco and its two major partners agree in principle to restart Bruce A1 and A2

•	Increased activity in uranium and gold exploration

•	Uranium and conversion prices continue to increase

	Three Months	Three Months
	Ended	Ended	Change
Financial Highlights	March 31/05	March 31/04%

Revenue ($ millions)	216	132	64

Earnings from operations($ millions)	15	8	88

Cash provided by operations ($ millions)	84	46	83

Net earnings ($ millions)	26	39	(33)

Earnings per share – basic ($)	0.15	0.23	(35)

Earnings per share – diluted ($)	0.15	0.22	(32)

Average uranium spot price for the period ($US/lb U3O8)	21.80	16.54	32

Average realized uranium price for the period
• $US/lb U3O8	13.52	11.61	16
• $Cdn/lb U3O8	18.18	15.79	15

Average realized electricity price ($/MWh)	50	49	2

Average Ontario electricity spot price ($/MWh)	56	56	—

Average realized gold price for the period ($US/ounce)	417	365	14

Average spot market gold price for the period ($US/ounce)	427	408	5

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Earnings

For the three months ended March 31, 2005, net earnings were $26 million ($0.15 per share), $13 million lower than $39 million ($0.23 per share) in 2004 due to reduced earnings from Bruce Power and higher charges for administration and exploration. These decreases were partially offset by improved results in the uranium, conversion and gold businesses where higher realized prices had a positive impact on gross profits.

For details on the uranium, conversion services, electricity and gold businesses, see “Business Segment Results” later in this report.

In the first quarter of 2005, total costs for administration, exploration, interest and other were about $34 million, $13 million higher than 2004. Administration costs increased by $9 million due to a combination of higher costs for operating Centerra ($3 million), higher stock compensation charges due to increased share prices ($2 million) and higher expenditures for regulatory compliance. In the first quarter, Cameco and its subsidiaries incurred costs of $2 million related to Sarbanes-Oxley compliance.

Exploration expenditures rose by $6 million to $11 million due to increased exploration activity in both the gold and uranium businesses. In uranium exploration, a $1 million increase in expenditures was related to programs around existing mines in the Athabasca basin in northern Saskatchewan. In the gold business, Cameco’s 53% owned gold subsidiary, Centerra, has increased its exploration expenditures by $5 million compared to 2004. The higher charges reflect increased exploration activity in Kyrgyzstan and Mongolia.

The effective tax rate decreased to 22% in the first quarter from 28% in the same period of 2004 due to a higher proportion of income being earned in jurisdictions with favourable tax rates relative to Canada.

Earnings from operations were $15 million in the first quarter of 2005 compared to $8 million in 2004. The aggregate gross profit margin increased to 22% from 21% in 2004.

Quarterly Consolidated Financial Results ($ millions except per share amounts)

Highlights	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	216	361	313	242	132	272	232	220
Net earnings	26	37	52	151	39	34	33	104
Earnings per share ($)	0.15	0.21	0.30	0.89	0.23	0.20	0.20	0.62
Cash from operations	84	59	140	(21)	46	79	77	38

Cash Flow

In the first three months of 2005, Cameco generated cash from operations of $84 million compared to $46 million in 2004. This increase of $38 million was primarily due to higher gold sales compared to the previous year, partially offset by higher expenditures for administration and exploration.

Cameco’s cash from operations does not include its pro rata interest in Bruce Power’s operating cash flow. The pro rata share was $38 million in the first quarter of 2005 compared to $33 million in 2004. Cameco accounts for this investment using the equity method and thus Bruce Power’s operating cash flows are not consolidated with Cameco’s. For further information, refer to note 2 of the unaudited interim consolidated financial statements and notes for the period ending March 31, 2005.

Balance Sheet

At March 31, 2005, total long-term debt was $545 million, an increase of $26 million compared to December 31, 2004. At March 31, 2005, Cameco’s consolidated net debt to capitalization ratio was 12%, down marginally from 13% at the end of 2004.

Compared to the end of 2004, product inventories increased by $45 million as production and purchases of uranium and conversion services exceeded sales during the first quarter of 2005. Of this increase, about $31 million was related to higher uranium inventory levels and about $13 million was due to higher conversion inventories. Substantially all of the increase in inventory was attributable to greater volumes. Timing of deliveries can vary significantly from quarter to quarter. In 2005, 45% of the uranium sales deliveries will occur in the fourth quarter.

At March 31, 2005, the consolidated cash balance totalled $235 million and Centerra held substantially the entire amount.

Cameco has a number of investments in publicly traded entities. The following table illustrates the book and market values for its more significant holdings.

	Book Value	Market Value
Investment ($ millions)	Mar. 31/05	Mar. 31/05	Dec. 31/04

Centerra Gold Inc.	$455	$731	$845
UEX Corporation	7	83	81
Energy Resources of Australia Ltd.	18	113	79

Total	$480	$927	$1,005

Foreign Exchange Update

Cameco sells most of its uranium and conversion services in US dollars while most of its uranium and conversion services are produced in Canada. As such, uranium and conversion services revenue is denominated mostly in US dollars, while production costs are denominated primarily in Canadian dollars.

We attempt to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Therefore, our uranium and conversion revenues are partly sheltered against declines in the US dollar in the shorter term.

In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including uranium and conversion services purchases, which provide a natural hedge against US currency fluctuations. While natural hedges provide this protection, the influence on earnings from purchased material that has been inventoried may be dispersed over several fiscal periods and is more difficult to identify.

During the quarter, the Canadian dollar declined against the US dollar from $1.20 ($0.83 (US) = $1.00 (Cdn)) at December 31, 2004 to $1.21 at March 31, 2005.

At March 31, 2005, Cameco had a foreign currency hedge portfolio of $856 million (US). The schedule of designations, by year, is as follows:

Designations	2005	2006	2007	2008
$US millions	316	275	160	105

These hedges are expected to yield an average exchange rate of $1.25. The net mark-to-market gain on these hedge positions was $48 million at March 31, 2005.

Timing differences between the maturity dates and designation dates for hedge contracts may result in deferred revenue or deferred charges. At March 31, 2005, deferred revenue totalled $34 million. The schedule for deferred revenue to be released to earnings, by year, is as follows:

Deferred revenue	2005	2006	2007	2008
$Cdn millions	33	11	(3)	(7)

For the remainder of 2005, approximately 76% of the net inflows of US dollars are hedged with currency derivatives. Net inflows represent forecast uranium and conversion sales less expected outlays (denominated in US dollars). For the uranium and conversion services businesses in the first quarter of 2005, the effective exchange rate, after allowing for hedging, was about $1.34 compared to $1.36 in the first and fourth quarters of 2004. Results from the gold business are translated into Canadian dollars at prevailing exchange rates.

For the remainder of 2005, every one-cent change in the US to Canadian dollar exchange rate would change net earnings by about $2 million (Cdn).

Consolidated Outlook for the Year

In 2005, consolidated revenue is expected to grow by about 15% over 2004 due to increases in the uranium and gold businesses. On a consolidated basis, the gross profit margin is projected to improve from the 23% reported in 2004.

In the uranium business, revenue is expected to be significantly higher due to a stronger realized price and increased volumes. About 45% of the uranium sales deliveries occur in the fourth quarter. Revenue from the conversion business is expected to be marginally higher than in 2004 due to an anticipated 5% increase in the average realized selling price, largely offset by lower deliveries.

Bruce Power results in 2005 are anticipated to decline moderately from 2004 due to increased costs related to higher depreciation and amortization on the A units, higher outage costs and higher fuel costs.

Revenue in the gold business is expected to be higher due primarily to a full year of consolidating the results from Kumtor, a wholly owned subsidiary of Centerra. In 2005, gross profits from gold are projected to be similar to 2004. The benefit of the increase in revenue is likely to be offset by a reduced gross profit margin as a result of expected lower grades at Kumtor.

Administration and exploration costs are projected to be about 35% greater than in 2004. The increase in administration reflects higher charges for stock compensation, Centerra and regulatory compliance. Exploration costs will increase due to greater activity in both the uranium and gold business.

For 2005, the effective tax rate is expected to be in the range of 15% to 20%.

For additional discussion, see outlook section under each business segment.

Consolidated Outlook for Second Quarter 2005

Consolidated revenue in the second quarter of 2005 is expected to be about 50% higher than in the first quarter of 2005 due primarily to increased deliveries in the uranium business. Earnings from Bruce Power are expected to be significantly lower than in the first quarter of 2005 as the result of higher costs caused by planned outages and an expected lower realized price. Consequently, consolidated earnings for the second quarter of 2005 are expected to be only moderately higher than those of the first quarter.

BUSINESS SEGMENT RESULTS

Cameco’s results come from four business segments:

•	Uranium

•	Conversion services

•	Nuclear electricity generation

•	Gold

URANIUM

Highlights

	Three	Three
	Months	Months
	Ended	Ended
	March 31/05	March 31/04

Revenue ($ millions)	78	73

Gross profit ($ millions)	12	8

Gross profit %	15	12

Earnings before taxes ($ millions)	7	7

Average realized price
($US/lb)	13.52	11.61
($Cdn/lb)	18.18	15.79

Sales volume (million lbs)	4.3	4.6

Production volume (million lbs)	4.8	5.2

Uranium Earnings

Revenue from the uranium business increased by 7% to $78 million in the first quarter of 2005 due to an increase in the average realized selling price, which rose 16% in US dollar terms over the first quarter of 2004. The increase in the average realized price was mainly the result of higher realized prices on fixed-price contracts and a higher uranium spot price, which averaged $21.80 (US) per pound in the first quarter of 2005 compared to $16.54 (US) in the first quarter of 2004.

The benefit of the improved price was partially offset by a 7% reduction in deliveries. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $66 million in the first quarter of 2005 compared to $64 million in 2004. This increase was attributable to a 10% increase in the unit cost of product sold which more than offset the 7% decline in volume. This increase in the unit cost for uranium was primarily due to higher costs for purchased material. The unit cost of produced material was also slightly higher than in the first quarter of 2004, reflecting reduced production at McArthur River as a result of mill maintenance scheduling and the sequencing of mining. We expect McArthur River to achieve its planned production target for the year.

Earnings before taxes from the uranium business stayed the same in the first quarter of 2005, while the profit margin improved to 15% from 12% in 2004 due to the higher realized selling price.

Uranium Outlook for the Year

In 2005, Cameco’s uranium revenue is expected to be about 10% higher than in 2004 due to a projected 8% improvement in the Canadian dollar selling price and a 4% increase in deliveries. Uranium sales volume is expected to total more than 33 million pounds in 2005. About 45% of uranium deliveries are expected to occur in the last quarter of the year compared to 2004 when 33% of the sales were delivered in the fourth quarter. In 2005, Cameco’s share of uranium production is projected to increase to 21.2 million pounds of uranium from 20.5 million in 2004.

Uranium margins are expected to improve to about 26% compared to 19% in 2004.

Uranium Outlook for Second Quarter 2005

Earnings from the uranium segment are expected to be significantly greater than in the first quarter of 2005 due to higher volumes and realized prices. Deliveries are expected to be about double those of the first quarter while the realized price is expected to improve by about 5%.

Uranium Price Sensitivity 2005

For deliveries during the remainder of 2005, a $1.00 (US) per pound change in the uranium spot price from $23 (US) per pound would change revenue by about $3 million (Cdn), net earnings by about $2 million (Cdn) and cash flows by about $2 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.30 (Cdn). See uranium price sensitivity discussion below.

Uranium Price Sensitivity Analysis 2005 to 2008

Over the past several years, Cameco’s strategy was to ensure adequate cash flow in the near term, while preserving upside potential with a mix of spot price related and fixed-price (escalated by inflation) contracts. Many of our existing contracts’ sensitivity to rising prices is limited by both fixed and ceiling prices that were negotiated when uranium prices were significantly lower.

Given the level of sales targeted each year (more than 33 million pounds in 2005) we are continually in the market signing new contracts for deliveries beginning in two to four years. About 25% to 30% of the current contract portfolio expires each year, and is therefore replaced in large part with contracts that were entered into in the previous two to three years.

During this period of rapidly increasing spot and long-term prices, Cameco has continued to enter into new multi-year contracts. For the time being we continue to target our traditional blend of pricing mechanisms, which is 40% of sales volume with fixed pricing escalated by inflation and 60% with pricing related to market prices. As a result, the evolving contract portfolio will reflect a mix of fixed and market-related prices.

In the past, the majority of market-related contracts typically referenced only spot price indicators reported near the time of delivery. A new trend is emerging for our contracting activity whereby these types of contracts are referencing the spot and/or long-term price indicators quoted near the time of delivery. In addition, Cameco is securing more favourable terms in market price related contracts, including firm floor prices (escalated by inflation) in line with current spot prices.

The fixed-price (escalated by inflation) contracts will have prices that were fixed at the time of contract signing. This means the company has contracts at fixed prices below and above the current spot market prices and they fall into the category of “insensitive” to market price, as noted below.

During the past period of low prices, we attempted to keep the term of contracts as short as possible (three to five years). In the current market environment we are committing to longer-term contracts (up to 10 years or more) where the pricing terms provide downside protection (floor prices) and retain upside potential.

The following table indicates the approximate percentage of targeted sales volume that will be impacted by further increases in the spot price above $23.00 (US) per pound U3O8. As shown in the table below, the proportion of targeted sales that is sensitive to further increases in the market price grows significantly in 2006 and continues in 2007 and 2008.

	% Sales Target
	2005	2006	2007	2008
Price Insensitive[1]	95%	67%	61%	41%
Price Sensitive[2]	5%	33%	39%	59%

[1]	fixed-price contracts and market-related contracts not sensitive to increases in the spot price above $23.00 (US) per pound — contracts under the insensitive category would have prices below and above the spot price of $23.00 (US)

[2]	market-related contracts plus uncommitted volumes

Uranium Market Update

Uranium Spot Market The industry average spot price (TradeTech and UxC Consulting Company, LLC (Ux)) on March 31, 2005 was $22.55 (US) per pound U3O8, up 9% from $20.60 (US) at December 31, 2004.

Total spot market volume reported for the first quarter of 2005 was 9.7 million pounds U3O8, much higher than the 5.3 million pounds for the first quarter of 2004 in response to the increased spot market activity, spot sellers increased offer prices resulting in spot price strengthening throughout the quarter.

The increased activity in the spot market has been largely as a result of inventory building and discretionary purchases due to expectations of higher prices in the future. A number of utilities have been attempting to take advantage of the differential between spot and long-term prices by completing buy and hold transactions. Recently, purchases by investment firms have added to spot market demand as investors with the expectation of higher uranium prices have begun to purchase uranium.

Uranium Long-Term Market

The long-term market continued to be active in the first quarter. Long-term contracting in 2005 is expected to exceed the estimated 90 million pounds U3O8 contracted in 2004.

The industry average long-term price (TradeTech and Ux) on March 31, 2005 was $27.25 (US) per pound U3O8, up from $25.00 (US) at the end of 2004.

Uranium Operations Update

Uranium Production

Cameco’s Share	Three Months	Three Months
of Production	Ended	Ended	2005 Planned
(million lbs U3O8)	March 31/05	March 31/04	Production
McArthur River/Key Lake	2.8	3.5	13.1
Rabbit Lake	1.5	1.2	5.8
Smith Ranch/Highland	0.3	0.3	1.5
Crow Butte	0.2	0.2	0.8
Total	4.8	5.2	21.2

McArthur River/Key Lake

Production at McArthur River/Key Lake totalled 4.0 million pounds for the first quarter of 2005. Cameco’s share was 2.8 million pounds. Production was less than in the first quarter of 2004. This was primarily as a result of a slightly longer than anticipated maintenance shutdown at Key Lake and mining sequencing which reduced the available production at McArthur River.

Production is expected to increase in the second quarter of 2005 as compared to the first quarter. Production plans remain on track to achieve production of 18.7 million pounds (Cameco’s share 13.1 million pounds) of U3O8 in 2005.

Cameco has applied for an increase in the annual licensed capacity at McArthur River and Key Lake to 22 million pounds per year compared to 18.7 million pounds currently. The Canadian Nuclear Safety Commission (CNSC) has indicated that the application will require a screening-level environmental assessment (EA) under the Canadian Environmental Assessment Act. We anticipate a decision from the CNSC late in 2005 or early in 2006. If approval is received, we expect it will take about two years to ramp up production. We are developing a plan to determine the optimal sustainable production rate, which may be less than the new licensed capacity.

Rabbit Lake

Rabbit Lake produced 1.5 million pounds of U3O8 during the first quarter of 2005. A planned two-week mill maintenance shutdown was also completed during the period. Production for the second quarter of 2005 is expected to be similar to the first quarter and remains on track to achieve planned production of 5.8 million pounds of U3O8 in 2005.

Development of a new mining area commenced during the period. This area was identified through an intensive exploration and delineation-drilling program over the past two years. The exploration program continued during the first quarter of 2005, with over 21,000 metres drilled. In total, more than 52,000 metres of exploration and delineation drilling are planned for 2005.

Smith Ranch-Highland and Crow Butte

Smith Ranch-Highland and Crow Butte ISL mines produced 0.5 million pounds U3O8 in the first quarter of 2005. The operations are on track to produce 2.3 million pounds in 2005.

Uranium Projects Update

Cigar Lake

Construction began on January 1, 2005 and is currently on schedule for completion in the first half of 2007. Once production begins, there will be a rampup period of up to three years before the mine reaches expected full production of 18 million pounds per year.

Inkai

The ISL test mine at Inkai in Kazakhstan produced about 0.1 million pounds U3O8 during the first quarter of 2005. The test mine at Inkai is projected to produce 0.5 million pounds U3O8 in 2005.

The Inkai Joint Venture partners have decided to proceed with construction of the Inkai in situ leach mine. The Inkai Joint Venture will submit an environmental assessment and a design plan for the commercial facility to Kazakh regulatory authorities in the coming months, with approval expected by third quarter 2005. Following approval, construction will begin with commercial production scheduled for 2007. The costs, net of sales proceeds from Inkai production, are capitalized until commercial production is achieved. Inkai is expected to produce 5.2 million pounds per year at full capacity.

Uranium Exploration Update

Winter exploration programs were completed on many of Cameco’s Saskatchewan projects between January and March. In total, six diamond drills were active on six projects operated by Cameco. A total of 15,000 metres were completed in 53 holes. The larger drilling programs included work on the two most advanced projects, the Eagle Point mine area drilling and the Cree-Extension (Millennium zone) delineation, as well as the mid-stage Dawn Lake project. Poor ice conditions combined with heavy snow hindered many programs and, while drilling on many programs will continue until mid April, some work is being deferred until summer.

CONVERSION SERVICES

Highlights

	Three Months	Three Months
	Ended	Ended
	March 31/05	March 31/04
Revenue ($ millions)	26	26
Gross profit ($ millions)	9	8
Gross profit %	36	30
Earnings before taxes ($ millions)	9	7
Sales volume (million kgU)	2.4	2.8
Production volume (million kgU)	3.6	4.1

Conversion Services Earnings

In the first quarter of 2005, revenue from the conversion business was unchanged at $26 million compared to the same period in 2004 as a 13% decline in sales volume was offset by an improvement in the realized price. Most conversion sales are at fixed prices, as noted later in this report, and have not yet fully benefited from the significant increase in UF6 spot prices.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $17 million in the first quarter of 2005 compared to $18 million in 2004. This decrease reflects the 13% decline in deliveries, largely offset by a higher unit cost of product sold. The unit cost rose by 6% compared to the first quarter of 2004 due to marginally higher costs for transportation and production.

In the first quarter of 2005, earnings before taxes from the conversion business improved to $9 million from $7 million in the first quarter of 2004. The gross profit margin increased to 36% from 30% due to the higher realized selling price.

Conversion Services Outlook for the Year

Revenue from the conversion business is expected to be marginally higher than in 2004 due to an expected 7% increase in the average realized selling price partially offset by a forecast 4% reduction in deliveries. Conversion sales volume is expected to total about 16.2 million kilograms of uranium (kgU) in 2005 compared to 16.9 million kgU in 2004. Production for 2005 is projected to be about 13.4 million kgU, up from 9.5 million kgU in 2004. As a result, unit costs are expected to be lower than in 2004, improving the profit margin for conversion services.

Conversion Services Outlook for Second Quarter 2005

For the second quarter of 2005, conversion revenue is projected to be about 15% higher than in the first quarter of 2005 due to increased deliveries. However, the level of profit is expected to be similar to that of the first quarter due to more deliveries under older, lower-priced contracts.

Conversion Services Price Sensitivity Analysis

The majority of conversion sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The new fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, Cameco’s contract portfolio will be positively impacted by these higher fixed-price contracts.

UF6Conversion Market Update

The industry average spot market price (TradeTech and Ux) for North American uranium conversion services at March 31, 2005 was $12.00 (US) per kgU, up from $9.00 (US) at the end of 2004. In Europe, the industry average spot conversion price was also $12.00 (US) per kgU, up from $10.00 (US) at the end of 2004.

Conversion Services Operations Update

Production

Production for the first quarter was 3.6 million kgU of uranium, which is 11% lower than the 4.1 million kgU in the first quarter in 2004 mainly as a result of some production rescheduling. Production in the second quarter is expected to total 2.7 million kgU, down from the first quarter due to the annual maintenance shutdown being scheduled earlier in 2005 than in 2004.

The outlook for the year is 13.4 million kgU compared to 9.5 million kgU in 2004 which had a production loss due to a strike. This increase is due to a longer production period of 11 months rather than 10 months.

Additional UF6 Production Capacity Secured

During the quarter, Cameco signed a toll-conversion agreement with British Nuclear Fuels plc (BNFL) to acquire uranium UF6 conversion services from BNFL’s Springfields plant in Lancashire, United Kingdom. Under the 10-year agreement, BNFL will annually convert a base quantity of 5 million kgU as UO3 to UF6 for Cameco.

Cameco currently refines uranium concentrates to UO3 at the Blind River refinery and ships this material to the Port Hope conversion facility. Under the agreement with BNFL, Cameco will also ship UO3 from its Blind River refinery to BNFL’s conversion plant where it will be converted to UF6. UO3 shipments from Blind River are expected to begin later this year with UF6 conversion shipments from BNFL starting in mid-2006. (For more details, see Cameco news release issued March 16, 2005).

It is our intent to seek an increase in the annual licensed capacity of the Blind River refinery from 18 to 24 million kgU as UO3 over the next few years. This will give us sufficient capacity to supply UO3 to BNFL, Port Hope and other customers.

Slightly Enriched Uranium (SEU) Project Update

The CNSC requested additional information following their review of the environmental assessment study report (EASR) in order to allow them to proceed with the preparation of the draft screening report. These items were completed and an addendum to the EASR was submitted. We expect the CNSC will issue its draft screening report in the second quarter for a 45-day public review and comment period. Following that review period we expect there will be a one-day hearing before the commission to consider the EASR.

Engineering work continued on the detailed design of the SEU blending facility. Subject to regulatory approval, production is expected in the latter part of 2007.

Nuclear Electricity Generation

Highlights

Bruce Power Limited Partnership (100% basis)

	Three Months	Three Months
	Ended	Ended
	March 31/05	March 31/04

Output (terawatt hours)	8.2	8.0

Capacity factor (%)*	81	80

Realized price ($ per MWh)	50	49

($ millions)

Revenue	418	399

Operating costs	313	250

- cash costs (materials, labour, services &fuel)	265	219
- non cash costs (amortization)	48	31

Earnings before interest and taxes	105	149

Interest and finance charges	17	18

Earnings before taxes	88	131

Cash from operations	121	104

Capital expenditures	53	106

*	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale .

In the first quarter of 2005, Bruce Power generated cash from operations of $121 million compared to $104 million in the first quarter of 2004.

Capital expenditures for the first quarter of 2005 totalled $53 million compared to $106 million during the same period in 2004.

Cameco’s Earnings from Bruce Power

	Three Months	Three Months
	Ended	Ended
($ millions)	March 31/05	March 31/04

Bruce Power’s earnings before taxes (100%)	88	131

Cameco’s share of pre-tax earnings before adjustments	28	41

Adjustments:
Sales contract valuation	3	3

Interest capitalization	—	1

Interest income on loan to Bruce Power	2	2

Fair value increments on assets	(4)	(1)

Pre-tax earnings from Bruce Power	29	46

Earnings

In the first quarter, Bruce Power recorded earnings of $88 million before taxes, down from $131 million for the first quarter of 2004. The decrease reflects higher costs associated with the planned maintenance outages of units A3 and A4 and amortization costs. Cameco’s pre-tax earnings from Bruce Power amounted to $29 million compared to $46 million in 2004.

Output

Bruce Power achieved a capacity factor of 81% in the first quarter of 2005 compared to 80% in the same period of 2004. During the first quarter of 2005, the Bruce Power units generated 8.2 terawatt hours (TWh) of electricity compared to 8.0 TWh in 2004.

Outlined below are the maintenance activities that occurred during the first quarter of 2005.

Planned Outages

Bruce A Unit 3	•	Began a planned inspection on January 8 and returned to service on March 8

Bruce A Unit 4	•	Began a planned inspection on March 12 and will return to service in the second quarter

Unplanned Outages

Bruce B Unit 5	•	Began a five-day outage on March 30 to repair bearings on its primary heat transport pump

Bruce B Unit 6	•	Returned to service on February 2 following 11-day outage to repair a heat transport leak

Bruce B Unit 7	•	Returned to service on February 12 following three-day outage due to a power supply interruption to a pressure alarm

During the first quarter, the Bruce reactors were offline for a total of 96 days (79 planned, 17 unplanned). In the first quarter of 2004, Bruce Power experienced 49 reactor days of unplanned outages and unit 3 was unavailable for 60 days due to completion of initial restart activities.

During April, there were a number of unplanned outages:

April Outages

Bruce A Unit 3	•	Offline from April 2 to 11 to repair a valve in one of its reactor regulating systems

Bruce B Unit 5	•	Temporarily returned to service following repairs to the bearings on its primary heat transport pump, but was taken offline again from April 6 to 12 for additional maintenance.

Bruce B Unit 6	•	Offline from April 7 to 11 to perform maintenance on its heat transport system.
	•	Shut down on April 15 to begin repairs on transformer and is expected to return to service in late May.

Price

For the first quarter of 2005, Bruce Power’s revenue increased to $418 million from $399 million over the same period in 2004.

The realized price achieved from a mix of contract and spot sales averaged $50 per megawatt hour (MWh) in the first quarter, slightly higher than the $49 per MWh realized in 2004.

During the quarter, the Ontario electricity spot price averaged about $56 per MWh, the same as it was in the first quarter of 2004.

To reduce its exposure to spot market prices, Bruce Power has a portfolio of fixed-price sales contracts. During the first quarter of 2005, about 50% of Bruce Power’s output was sold under fixed-price contracts compared to 51% in the same period in 2004.

Costs

Output was up marginally to 8.2 TWh from 8.0 TWh for the same period in 2004 while operating costs (including amortization) of $313 million were higher by almost 25% on a quarter-over-quarter basis.

Cash operating costs were impacted by outage expenses incurred during the first quarter of 2005. Amortization expense was up 55% compared to the first quarter of 2004 primarily due to the amortization of capital costs related to the restart of units A3 and A4.

About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the first quarter of 2005 was $38 per MWh, 22% higher than in the first quarter of 2004.

Bruce Power Outlook for 2005

The targeted average capacity factor for 2005 has been revised to 83% from 85%, due primarily to the unplanned outage at unit 6.

The planned outages for Bruce Power’s reactors are outlined below.

A Units	•	A3 began its first planned outage on January 8, 2005 and was offline for approximately two months.

	•	A4 was taken offline on March 12 for a similar outage that is expected to last up to two months and return to service in the second quarter.

B Units	•	B7 is scheduled to go offline in the second quarter. It is expected to last up to three months and return in the third quarter after low-pressure turbine rotors have been replaced.

	•	B5 has a scheduled outage in the third quarter to replace the low-pressure turbines and clean the steam generator tubes. It is expected to last up to two months and return to service in the fourth quarter.

Bruce Power’s results in 2005 are anticipated to decline moderately from 2004 due to increased costs related to higher depreciation and amortization on the A units, higher outage costs and higher fuel costs. Results, however, are sensitive to the Ontario electricity price and the operating performance of the Bruce Power units.

Bruce Power Outlook for Second Quarter 2005

Earnings from Bruce Power are expected to be significantly lower than in the first quarter of 2005 due to an expected decline in the realized price and higher costs caused by planned outages and the impact of the unplanned outage at unit 6. Planned outages in the second quarter are expected to total about 100 days, 21 days more than in the first quarter of 2005.

Electricity Price Sensitivity Analysis

For the remainder of 2005, about 40% of Bruce Power’s planned output will be under fixed-price contracts. A $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from Bruce Power by about $3 million.

Nuclear Electricity Update

Bruce A1 and A2 Restart

Bruce Power and the Ontario provincial negotiator reached a tentative agreement on restarting the two reactors. This tentative agreement is being considered by the Ontario government. Cameco has approved, in principle, this tentative agreement, which requires final government approval. The process of reaching a mutually acceptable binding agreement continues.

GOLD

Cameco owns about 53% of Centerra, which is listed on the Toronto Stock Exchange (TSX). Centerra began trading on the TSX under the symbol CG in June 2004. We transferred substantially all of our gold assets to Centerra as part of our strategy to unlock the value contained in these gold properties.

The operating results of the Kumtor Gold Company (Kumtor) have been fully consolidated as of June 22, 2004. Prior to that, we proportionately consolidated our interest in Kumtor. We also fully consolidate the results of Boroo, Centerra’s gold mine in Mongolia. We adjust for a 47% minority interest in Centerra, which reflects that share of earnings attributable to shareholders other than Cameco.

Financial Highlights

	Three Months	Three Months
	Ended	Ended
	March 31/05	March 31/04
Revenue ($ millions)	113	34
Gross profit ($ millions)	27	12
Gross profit %	24	36
Realized price (US$/ounce)	417	365
Sales volume (ounces) [1]	220,000	68,000

[1]	Comprising one-third of Kumtor to June 22, 2004 and 100% thereafter.

Production Highlights

	Three Months	Three Months
	Ended	Ended
	March 31/05	March 31/04
Kumtor (100%)
Production (ounces)	142,000	173,000
Total cash cost [1] ($US/ounce)	235	181

Boroo (100%) [2]
Production (ounces)	72,000	19,000
Total cash cost [1] ($US/ounce)	165	184

[1]	Total cash cost is a non-GAAP measure and is discussed under “Non-GAAP measures – Total cash costs”

[2]	Commercial operations commenced March 1, 2004.

Gold Earnings

In the first quarter of 2005, revenue from the gold business rose by $79 million to $113 million compared to the first quarter of 2004. This increase was due to the full consolidation of Kumtor’s results and to a full quarter of production from the Boroo mine, which was commissioned late in the first quarter of 2004. The realized price for gold increased to $417 (US) in the quarter compared to $365 (US) per ounce in the first quarter of 2004, due to higher spot prices.

While Centerra’s 2005 gold sales are unhedged, gold revenue includes proceeds from the sale of gold in the current period as well as deferred charges related to closed hedge contracts. The recognition of the deferred charges causes the realized gold price to vary relative to the average spot price for the period. In 2005, the deferred charges amounted to $10 per ounce compared to $36 per ounce in 2004.

For the quarter, the gross profit margin for gold declined to 24% from 36% in 2004 due to higher cash costs at Kumtor, largely the result of lower production. On a 100% basis, Kumtor’s production was 18% lower at 142,000 ounces compared to 173,000 ounces in the first quarter of 2004.

Production at the Kumtor mine decreased 18% due to a lower mill head grade that averaged 3.7 grams per tonne (g/t) compared to 4.7 g/t in 2004. Accordingly, Kumtor’s total cash cost per ounce increased to $235 (US) compared to $181 (US) in 2004.

Production at Boroo exceeded forecast at 72,000 ounces due to higher recoveries. The average head grade of ore feed to the mill was 5.0 g/t. Boroo’s total cash cost per ounce was $165 (US) for the first quarter of 2005.

Gold Market Update

The average spot market gold price during the first quarter of 2005 was $427 (US) per ounce, the same as the closing at the end of the quarter. The average spot market gold price during the first quarter of 2004 was $408 (US) per ounce.

Timing differences between the settlement and designation of hedge contracts have resulted in deferred charges. At March 31, 2005, these deferred charges to be recognized in future periods totalled $6.0 million (US), including $3.2 million (US) in the remaining nine months of 2005.

Gold Outlook for the Year

Based on Centerra’s current operations, total production for the year is forecast at 790,000 ounces, a decline of almost 13% from 2004 primarily as a result of lower grades at the Kumtor mine. However, Centerra’s beneficial production is expected to increase to 780,000 ounces from 610,000 in 2004 due to the increased ownership level in both mines and a full year of operation at Boroo.

At Kumtor, production in 2005 is expected to decline to 520,000 ounces from 657,000 ounces in 2004, due to a lower mill head grade that is expected to average 3.5 g/t compared to 4.4 g/t in 2004. Cash costs at Kumtor are expected to be higher at $258 (US) per ounce due to the reduced production thereby causing gross profits to decline relative to 2004.

For Boroo, the outlook for 2005 calls for production to increase to 270,000 ounces from 246,000 ounces in 2004 due to higher throughput level and comparable grades to 2004 of 4.5 g/t. Total cash cost is forecast to be $174 (US) per ounce.

Overall, gold results are expected to decline in 2005 from 2004 due to higher costs as a result of lower grades at Kumtor and the higher cost of consumable items.

Centerra has announced a new resources estimate for its Gatsuurt property in an April 29, 2005 press release. Based upon this new estimate, Centerra’s board of directors approved the commencement of a feasibility study on the project’s development. See Centerra’s press release for further details taking into account Cameco’s 53% shareholding in Centerra.

Gold Outlook for Second Quarter 2005

Gold gross profits in the second quarter 2005 are projected to decline compared to the first quarter of 2005 due to higher cash costs resulting from the higher cost of consumable items and less production at Kumtor where ore grades are expected to be lower. Exploration expenses are also projected to be higher than in the first quarter.

Gold Price Sensitivity Analysis

For 2005, gold sales are unhedged. For the remainder of 2005, a $10.00 (US) per ounce change in the gold spot price would change Cameco revenue by about $7 million (Cdn), cash flow by about $7 million (Cdn) and net earnings by about $3 million (Cdn).

Political Update

Parliamentary elections held in the Kyrgyz Republic on February 28, 2005 precipitated a number of political events. As a result, the then President, Mr. A. Akayev, submitted his resignation under allegations of election fraud and Presidential elections have been scheduled for July 10, 2005. During this period of political unrest, the Kumtor operation did not experience any adverse effect.

On April 18, 2005, the acting President and Prime Minister Mr. K. Bakiev, issued a decree to establish a special commission to inquire into former President Akayev’s assets. Centerra’s Kyrgyz subsidiary, Kumtor Gold Company, is included on the list of assets subject to the decree. According to an Associated Press story dated April 27, 2005, Deputy Prime Minister D. Usenov, the head of the special commission, stated that Kumtor “is currently under a scheduled tax inspection and will be dropped from the list after the inspection is over.” Mr. Bakiev has publicly stated on several occasions that the Kyrgyz Republic will honour its agreements with foreign investors. We do not believe that the activities of the special commission or the routine tax inspection will have a material effect on our assets.

On April 20, 2005, the Kumtor Gold company received a request from the State Auditing Chamber of the Kyrgyz Republic to provide information about the 2004 Kumtor restructuring. This restructuring involved the issuance of shares in Cameco’s then wholly owned subsidiary, Centerra, in exchange for the interests in Kumtor held by Cameco, Kyrgyzaltyn JSC (a wholly owned Kyrgyz government company), EBRD and IFC. Centerra has agreed to assist the Chamber with its review. We do not believe the activities of the State Auditing Chamber will have a material effect on our assets.

The political situation in the Kyrgyz Republic continues to evolve. Cameco will comment further as developments warrant.

NUCLEAR INDUSTRY DEVELOPMENTS

Europe

The Finnish government has granted a construction licence to TVO for the country’s fifth nuclear unit, a 1,600 MWe European Pressurized Water Reactor (EPR). Construction work will start in the spring of this year with commercial operation scheduled for 2009.

The Bulgarian government has plans to proceed with the country’s second nuclear power plant. The Belene plant will consist of two 1,000 MWe Pressurized Water Reactors (PWR) with the first unit scheduled for operation by 2011 and the second by 2013. A tender for the project is expected to be launched within the next month.

Electricite de France (EDF) plans to offer other utilities the opportunity to invest in the new 1,600 MWe European pressurized water reactor (EPR) to be built at Flamanville and several European utilities have formed a group to study the possibility of investing. The press has reported that utilities from Germany, Spain, Belgium, and Italy will each be allowed to hold 5% to 10% of the project, with EDF maintaining the controlling share. The companies are expected to form a joint venture to manage the project in the next few weeks.

United States

In the United States, the operators of 74 reactors have been granted, applied for, or have indicated they will apply for 20-year life extensions from the Nuclear Regulatory Commission, representing over 70% of US generating capacity. A total of 30 reactors have already been granted life extensions, another 18 units are currently under review and operators of 26 more units have indicated they intend to apply for extensions.

Nuclear Performance

World nuclear generation rose almost 4% in 2004, with preliminary generation estimates of 2.7 billion MWh. World average gross capacity factors also increased from 2003 by about 3% to almost 79%.

The US nuclear industry generated 789 million MWh of electricity in 2004, almost 1% higher than the previous record of 780 million in 2002, and over 3% higher than in 2003. Average net capacity factor was 90.5% in 2004, an increase over the 2003 average of 87.9%.

LIQUIDITY AND CAPITAL RESOURCES

Changes in liquidity and capital resources during the first quarter included the following:

Commercial Commitments

Commercial commitments were unchanged from $341 million at December 31, 2004. At March 31, 2005, commercial commitments included standby letters of credit of $204 million, financial guarantees for Bruce Power operations of $130 million and a financial commitment for Cameco’s investment in Bruce Power of $7 million.

Credit Ratings

There were no changes to Cameco’s credit ratings during the quarter. As of March 31, 2005, Cameco had the following ratings for its senior debt from third-party rating agencies:

•	Dominion Bond Rating Service Limited (DBRS) – “A (low)” with a stable outlook

•	Moody’s Investors Service – “Baa1” with a stable outlook

•	Standard & Poor’s (S&P) – “BBB+” with a stable outlook

SHARE CAPITAL

At March 31, 2005, there were 173.5 million common shares and one Class B share outstanding. In addition, there were 5.7 million stock options outstanding with exercise prices ranging from $5.00 to $54.08 per share. Cameco also had convertible debentures in the amount of $230 million outstanding. This issue may be converted into a total of 10.6 million common shares at a conversion price of $21.67 per share.

RELATED PARTY TRANSACTIONS

Cameco buys a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Kitsaki Management Limited Partnership. During the first quarter, Harry Cook, a director of Cameco, was the chair of this company and was also the chief of Lac LaRonge Indian Band, which owns Kitsaki. In the first quarter of 2005, Cameco had paid Kitsaki subsidiary companies $7 million for transportation and catering services. Chief Cook retired as chief of the Lac La Ronge Indian Band and chair of Kitsaki as of March 31, 2005. Mr. Cook may continue to be affiliated with the Band and Kitsaki.

NON-GAAP MEASURES

In addition to disclosing results in accordance with the Canadian generally accepted accounting principles (GAAP), Cameco also provides supplementary non-GAAP measures as a method to evaluate the company’s operating performance.

Total Cash Cost

This MD&A presents information about total cash cost of production of an ounce of gold for the operating properties of Centerra. Except as otherwise noted, total cash cost per ounce is calculated by using the Gold Institute Production Cost Standard.

Total cash costs, as defined in the Gold Institute Production Cost Standard, include mine operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs and capital, development and exploration.

Total cash cost per ounce has been included because certain investors use this information to assess performance and also determine the ability of Centerra to generate cash flow for use in investing and other activities. The inclusion of total cash cost per ounce enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and cash flow.

Reconciliation of Cash cost per ounce to Cost of Sales

($ millions unless otherwise noted)	$US	$Cdn

Cost of sales as reported	51.7	64.7

Adjust for:

• Refining Costs	0.7	0.95

• By Product	(0.6)	(0.7)

• Non-operating Costs	(1.3)	(1.7)

• Inventory Movement	(5.3)	(6.6)

Total Cash Costs	45.1	56.5

Ounces poured (000s ounces)	213.5	213.5

Total Cash cost per ounce ($/ounce)	211	265

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; terrorism; sabotage; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

INVESTOR INFORMATION

Common Shares	Inquiries	Transfer Agent
CCO	Cameco Corporation	CIBC Mellon Trust Company
Toronto Stock Exchange	2121 — 11th Street West	320 Bay Street, P.O. Box 1
	Saskatoon, Saskatchewan	Toronto, Ontario
CCJ	S7M 1J3	M5H 4A6
New York Stock Exchange
	Phone: 306-956-6200	Phone: 800-387-0825
Convertible Debentures	Fax: 306-956-6318	(North America)
CCO.DB	Web: www.cameco.com	Phone: 416-643-5500
Toronto Stock Exchange		(outside North America)

- End -

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended
	Mar 31/05	Mar 31/04

Financial (in millions)
Revenue	$216	$132
Earnings from operations	15	8
Net earnings	26	39
Cash provided by operations	84	46
Working capital (end of period)	597	468
Net debt to capitalization	12%	20%

Per common share
Net earnings - Basic	$0.15	$0.23
- Diluted	0.15	0.22
Dividend	0.06	0.05

Weighted average number of paid common shares outstanding (in thousands)	173,215	170,331

Average uranium spot price for the period (US$/lb)	$21.80	$16.54

Sales volumes
Uranium (in thousands lbs U3O8)	4,265	4,586
Uranium conversion (tU)	2,445	2,813
Gold (troy ounces)	220,000	68,000
Electricity (TWh)	2.6	2.5

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended
Cameco Production	Share	Mar 31/05	Mar 31/04

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	2,775	3,516
Rabbit Lake	100.0%	1,475	1,217
Crow Butte	100.0%	220	204
Smith Ranch Highland	100.0%	283	286

Total		4,753	5,223

Uranium conversion (tU)	100.0%	3,609	4,065

Gold (troy ounces)
Kumtor (i)	100.0%	142,000	58,000
Boroo (ii)	100.0%	72,000	19,000

Total		214,000	77,000

(i)	Cameco’s effective ownership interest in Kumtor was 33.3% for the first three months of 2004.

(ii)	Quantity reported for Boroo in 2004 excludes 28,000 ounces produced prior to declaration of commercial production. Cameco’s effective ownership interest in Boroo was 53% for the first three months of 2005.

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	As At
	Mar 31/05	Dec 31/04

Assets
Current assets
Cash	$234,516	$189,532
Accounts receivable	60,485	182,951
Inventories	431,792	386,936
Supplies and prepaid expenses	89,823	90,923
Current portion of long-term receivables, investments and other	1,003	898

	817,619	851,240

Property, plant and equipment	2,285,995	2,281,418
Long-term receivables, investments and other	758,217	732,262
Goodwill [note 10]	188,117	187,184

	3,232,329	3,200,864

Total assets	$4,049,948	$4,052,104

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$192,036	$231,697
Dividends payable	10,410	8,652
Current portion of other liabilities	4,184	17,317
Future income taxes	13,982	38,653

	220,612	296,319

Long-term debt	544,964	518,603
Provision for reclamation	168,158	166,941
Other liabilities	41,534	31,086
Future income taxes	528,487	533,024

	1,503,755	1,545,973

Minority interest	355,147	345,611

Shareholders’ equity
Share capital	758,095	750,559
Contributed surplus	513,643	511,674
Retained earnings	954,688	938,809
Cumulative translation account	(35,380)	(40,522)

	2,191,046	2,160,520

Total liabilities and shareholders’ equity	$4,049,948	$4,052,104

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	Three Months Ended
	Mar 31/05	Mar 31/04

Revenue from
Products and services	$216,233	$132,407

Expenses
Products and services sold	130,885	86,775
Depreciation, depletion and reclamation	37,070	17,345
Administration	23,303	14,132
Exploration	11,171	4,749
Research and development	641	480
Interest and other [note 5]	(587)	1,811
Gain on sale of assets	(1,201)	(1,000)

	201,282	124,292

Earnings from operations	14,951	8,115
Earnings from Bruce Power	29,436	45,903
Other income (expense) [note 6]	(423)	1,277

Earnings before income taxes and minority interest	43,964	55,295
Income tax expense [note 7]	9,461	15,664
Minority interest	8,214	513

Net earnings	$26,289	$39,118

Basic earnings per common share [note 8]	$0.15	$0.23

Diluted earnings per common share [note 8]	$0.15	$0.22

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Three Months Ended
	Mar 31/05	Mar 31/04

Retained earnings at beginning of period	$938,809	$694,423
Net earnings	26,289	39,118
Dividends on common shares	(10,410)	(8,544)

Retained earnings at end of period	$954,688	$724,997

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended
	Mar 31/05	Mar 31/04

Operating activities
Net earnings	$26,289	$39,118
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	37,070	17,345
Provision for future taxes [note 7]	3,335	14,089
Deferred charges (revenues) recognized	(7,362)	1,789
Unrealized gains on derivatives	(359)	(1,401)
Stock-based compensation [note 9]	2,791	942
Gain on sale of assets	(1,201)	(1,000)
Earnings from Bruce Power	(29,436)	(45,903)
Equity in loss (earnings) from associated companies	1,740	(620)
Minority interest	8,214	513
Other operating items [note 11]	42,739	21,380

Cash provided by operations	83,820	46,252

Investing activities
Additions to property, plant and equipment	(46,488)	(15,396)
Increase in long-term receivables, investments and other	(2,624)	—
Proceeds on sale of property, plant and equipment	1,117	1,000

Cash used in investing	(47,995)	(14,396)

Financing activities
Decrease in debt	—	(72,658)
Increase in debt	25,832	—
Issue of shares	6,697	7,209
Short-term financing	(14,544)	—
Dividends	(8,646)	(8,516)

Cash provided by (used in) financing	9,339	(73,965)

Increase (decrease) in cash during the period	45,164	(42,109)
Exchange rate changes on foreign currency cash balances	(180)	2,846
Cash at beginning of period	189,532	84,069

Cash at end of period	$234,516	$44,806

Supplemental cash flow disclosure
Interest paid	$6,121	$7,970
Income taxes paid	$25,380	$7,149

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. The financial statements should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2004 annual report. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

2.	Bruce Power

(a) Summary Financial Information – Bruce Power Limited Partnership (100% basis)

(i) Income Statements

	Three Months Ended
(millions)	Mar 31/05	Mar 31/04

Revenue	$418	$399
Operating costs	313	250

Earnings before interest and taxes	105	149
Interest	17	18

Earnings before taxes	88	131

Cameco’s share (a)	28	41
Adjustments (b)	1	5

Cameco’s share of earnings before taxes	$29	$46

(a)	Cameco’s interest in Bruce Power earnings is 31.6%.

(b)	In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition.

(ii) Balance Sheets

(millions)	Mar 31/05	Dec 31/04

Assets
Current assets	$429	$390
Property, plant and equipment	2,247	2,233
Long-term receivables and investments	149	172

	$2,825	$2,795

Liabilities and Partners’ Capital
Current liabilities	$188	$246
Long-term debt	1,125	1,126

	1,313	1,372

Partners’ capital	1,512	1,423

	$2,825	$2,795

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

(iii) Cash Flows

	Three Months Ended
(millions)	Mar 31/05	Mar 31/04

Cash provided by operations	$121	$104
Cash used in investing	(61)	(91)
Cash provided by (used in) financing	(7)	(35)

(b) Financial Assurances

Cameco has provided the following financial assurances on behalf of the partnership, with varying terms that range from 2004 to 2018:

(i)	Licensing assurances to Canadian Nuclear Safety Commission of $24,000,000.

(ii)	Guarantees to customers under power sale agreements of up to $113,000,000. At March 31, 2005, Cameco’s actual exposure under these guarantees was $48,000,000.

(iii)	Termination payments to Ontario Power Generation Inc. pursuant to the lease agreement of $58,000,000.

3.	Long-Term Debt

The fair value of the outstanding convertible debentures based on the quoted market price of the debentures at March 31, 2005 was approximately $578,000,000.

4.	Share Capital

(a)	At March 31, 2005, there were 173,498,121 common shares outstanding.

(b)	Options in respect of 5,668,140 shares are outstanding under the stock option plan and are exercisable up to 2014. Upon exercise of certain existing options, additional options in respect of 115,400 shares would be granted.

5.	Interest and Other

	Three Months Ended
(thousands)	Mar 31/05	Mar 31/04

Interest on long-term debt	$7,154	$9,410
Other interest and financing charges	455	530
Interest income	(1,313)	(382)
Foreign exchange gains	(612)	(329)
Gains on derivatives	(751)	(1,401)
Capitalized interest	(5,520)	(6,017)

Net	$(587)	$1,811

6.	Other Income (Expense)

	Three Months Ended
(thousands)	Mar 31/05	Mar 31/04

Dividends on portfolio investments	$1,317	$657
Equity in earnings (loss) of associated companies	(1,740)	620

Net	$(423)	$1,277

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

7. Income Tax Expense

	Three Months Ended
(thousands)	Mar 31/05	Mar 31/04

Current income taxes	$6,126	$1,575
Future income taxes	3,335	14,089

Income tax expense	$9,461	$15,664

8.	Per Share Amounts

	Three Months Ended
(thousands)	Mar 31/05		Mar 31/04

Basic earnings per share computation

Net earnings	$26,289		$39,118

Weighted average common shares outstanding	173,215		170,331

Basic earnings per common share	$0.15		$0.23

Diluted earnings per share computation

Net earnings	$26,289		$39,118
Dilutive effect of:
Convertible debentures	(a	)	2,039

Net earnings, assuming dilution	$26,289		$41,157

Weighted average common shares outstanding	173,215		170,331
Dilutive effect of:
Convertible debentures	(a	)	10,578
Stock options	3,173		2,283

Weighted average common shares outstanding, assuming dilution	176,388		183,192

Diluted earnings per common share	$0.15		$0.22

(a)	Excluded from the calculation, as the instrument was not potentially dilutive to earnings during the period.

Options whose exercise price was greater than the average market price were excluded from the calculation.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

9.	Stock-Based Compensation

Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to directors, officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 15,730,209, of which 8,526,767 shares have been issued.

For the quarter ended March 31, 2005, Cameco has recorded compensation expense of $2,791,000 (2004- $942,000) with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees in 2005.

Cameco has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002 but prior to January 1, 2003. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The pro forma net earnings, basic and diluted earnings per share after giving effect to the grant of these options in 2002 are:

	Three Months Ended
(thousands)	Mar 31/05	Mar 31/04

Net earnings — as reported	$26,289	$39,118
Add: Stock option employee compensation expense included in reported net earnings	2,791	942
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards	(2,868)	(1,093)

Net earnings — pro forma	$26,212	$38,967

Pro forma basic earnings per share	$0.15	$0.23
Pro forma diluted earnings per share	$0.15	$0.21

The fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended
	Mar 31/05	Mar 31/04

Number of options granted	1,292,550	1,683,300
Average strike price	$53.99	$21.03
Expected dividend	$0.24	$0.20
Expected volatility	34%	37%
Risk-free interest rate	3.5%	3.3%
Expected life of option	4 years	4 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$16.64	$6.52

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

Executive Performance Share Unit (PSU), Deferred Share Unit (DSU), and Other Plans

Commencing in 2005, Cameco provides each executive officer an annual grant of PSUs in an amount determined by the Board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the Board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of March 31, 2005, the total PSUs held by the executive was 98,100.

Cameco offers a deferred share unit plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. In the first quarter of 2005, sixty percent of each director’s annual retainer was paid in DSUs. In addition, on an annual basis directors can elect to receive the remaining forty percent of their annual retainer and any additional fees in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last twenty trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of March 31, 2005, the total DSUs held by participating directors was 126,740 (March 31, 2004 – 106,026).

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Options under this plan are not physically granted; rather employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of March 31, 2005, the number of options held by participating employees was 288,710 (March 31, 2004 – 425,100) with exercise prices ranging from $9.61 to $54.08 per share (March 31, 2004 — $9.61 to $21.03) and a weighted average exercise price of $22.25 (March 31, 2004 — $15.69).

10.	Goodwill

The acquisitions undertaken as part of the 2004 gold restructuring were accounted for using the purchase method whereby assets and liabilities assumed were recorded at their fair market value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. The change in goodwill is due to the following:

(thousands)

Balance, beginning of period	$187,184
Change in foreign exchange rate	933

Balance, end of period	$188,117

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

11.	Statements of Cash Flows

Other Operating Items

	Three Months Ended
(thousands)	Mar 31/05	Mar 31/04

Inventories	$(37,965)	$(38,753)
Accounts receivable	120,668	86,802
Accounts payable and accrued liabilities	(71,051)	(37,214)
Other	31,087	10,545

Total	$42,739	$21,380

12.	Commitments and Contingencies

(a)	A jury action was commenced by Oren Benton on November 28, 2000 in the State of Colorado, USA, against Cameco. The action claims in excess of $200,000,000 (US) for breach of contract, breach of duty of good faith and fair dealing, and tortious interference with contractual relations and/or business expectations. Cameco’s motion to dismiss the claim was granted by Senior Judge Daniel B. Sparr by order filed November 15, 2002 and Mr. Benton’s claim was dismissed. Mr. Benton has unsuccessfully appealed this decision and his appeal to the Supreme Court of the United States was also denied.

Management is of the opinion that this action has concluded.

(b)	During the quarter, Cameco signed a toll-conversion agreement with British Nuclear Fuels plc (BNFL) to acquire uranium UF6 conversion services from BNFL’s Springfields plant in Lancashire, United Kingdom. Under the 10-year agreement, BNFL will annually convert a base quantity of 5 million kgU as UO3 to UF6 for Cameco.

13.	Related Party Transactions

The company purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Kitsaki Management Limited Partnership (Kitsaki). Harry Cook, a director of Cameco, was the chair of the company and was also the chief of the Lac La Ronge Indian Band, which owns Kitsaki. In the first quarter of 2005, Cameco has paid Kitsaki subsidiary companies $7,400,000 (2004 — $5,600,000) for transportation and catering services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable include a balance of $975,000 (2004 — $795,000) resulting from these transactions.

14.	Subsequent Events

On April 18, 2005, the acting President of the Kyrgyz Republic, Mr. K. Bakiev, issued a decree to establish a special commission to inquire into former President Akayev’s assets. Kumtor Gold Company, a wholly owned subsidiary of Centerra Gold Inc. (Centerra), is included on the list subject to the decree. According to an Associated Press story dated April 27, 2005, Deputy Prime Minister D. Usenov, the head of the special commission, stated that Kumtor “... is currently under a scheduled tax inspection and will be dropped from the list after the inspection is over.” President Bakiev has publicly stated on several occasions that the Kyrgyz Republic will honour its agreements with foreign investors. We do not believe that the activities of the special commission or the routine tax inspection will have a material effect on our assets.

On April 20, 2005, Kumtor Gold Company received a letter from the State Auditing Chamber of the Kyrgyz Republic requesting information about the Kumtor restructuring in 2004. This restructuring involved the issuance of shares in Cameco’s then wholly owned subsidiary, Centerra, in exchange for the interests in Kumtor held by Cameco, Kyrgyzaltyn JSC (a company wholly owned by the Kyrgyz government), EBRD and IFC. Centerra has agreed to assist the Chamber with its review. We do not believe the activities of the State Auditing Chamber will have a material effect on our assets.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

15.	Segmented Information

			(a)			(a)
For the three months ended March 31, 2005	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$77,822	$25,793	$135,529	$112,618	$351,762	($135,529)	$216,233
Expenses
Products and services sold	51,040	15,152	83,274	64,693	214,159	(83,274)	130,885
Depreciation, depletion and reclamation	14,930	1,468	18,645	20,672	55,715	(18,645)	37,070
Exploration	4,476	—	—	6,695	11,171	—	11,171
Research and development	—	641	—	—	641	—	641
Other	88	—	4,174	—	4,262	(4,174)	88
Gain on sale of assets	(42)	—	—	(1,159)	(1,201)	—	(1,201)
Earnings from Bruce Power						(29,436)	(29,436)
Non-segmented expenses						—	23,051

Earnings before income taxes	7,330	8,532	29,436	21,717	67,015	—	43,964
Income taxes							9,461
Minority interest							8,214

Net earnings							$26,289

			(a)			(a)
For the three months ended March 31, 2004	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$72,707	$25,798	$130,890	$33,902	$263,297	($130,890)	$132,407
Expenses
Products and services sold	54,701	16,607	69,240	15,467	156,015	(69,240)	86,775
Depreciation, depletion and reclamation	9,581	1,446	13,097	6,318	30,442	(13,097)	17,345
Exploration	3,115	—	—	1,634	4,749	—	4,749
Research and development	—	480	—	—	480	—	480
Other	(612)	—	2,650	(711)	1,327	(2,650)	(1,323)
Gain on sale of assets	(1,000)	—	—	—	(1,000)	—	(1,000)
Earnings from Bruce Power						(45,903)	(45,903)
Non-segmented expenses						—	15,989

Earnings before income taxes	6,922	7,265	45,903	11,194	71,284	—	55,295
Income taxes							15,664
Minority interest							513

Net earnings							$39,118

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.